Mail Stop 6010

July 23, 2007

Mr. Marvin D. Burkett
Chief Financial Officer
Nvidia Corporation
2701 San Tomas Expressway
Santa Clara, California 95050

> **Re:** **Nvidia Corporation**
> **Form 10-K for the year ended January 28, 2007**
> **Filed March 16, 2007**
> **File No. 000-23985**

Dear Mr. Burkett:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant